Exhibit 21

SUBSIDIARIES

The following is a list of the significant and other subsidiaries of the Company as of September 19, 2007:

Significant Subsidiaries	Jurisdiction of Incorporation

Telecommunications Transmission Segment

Comtech EF Data Corp.	Delaware
Comtech Systems, Inc.	Delaware

Mobile Data Communications Segment

Comtech Mobile Datacom Corporation	Delaware

Other Subsidiaries

Telecommunications Transmission Segment

Comtech Antenna Systems, Inc.	Delaware
Comtech AHA Corporation	Delaware
Memotec Inc. (a subsidiary of Comtech EF Data Corp.)	New Brunswick, Canada

RF Microwave Amplifiers Segment

Comtech PST Corp.	New York

Mobile Data Communications Segment

Comtech Tolt Technologies, Inc.	Delaware